FORM N-18F-1


                            NOTIFICATION OF ELECTION


The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of the Notification of Election.


Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the Town of Chapel Hill, and the State of North Carolina on the 28th day of March, 2002.


                                             FSP INVESTMENT TRUST

                                             By:  /s/ Richard V. Fulp
                                                _________________________

                                                Richard V. Fulp, Chairman



Attest:  /s/ Julian G. Winters
        ________________________